

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 4, 2009

Mr. Jason S. Weber
President and Chief Executive Officer
Rimfire Minerals Corporation
700-700 West Pender Street
Vancouver, BC V6C 1G8
Canada

> **Re: Rimfire Minerals Corporation**
> **Form 20-F for Fiscal Year Ended January 31, 2007**
> **Filed May 11, 2007**
> **Response Letter Dated February 28, 2008**
> **Response Letter Dated April 15, 2008**
> **Response Letter Dated May 5, 2008**
> **Form 20-F for Fiscal Year Ended January 31, 2008**
> **Filed May 21, 2008**
> **Response Letter Dated June 19, 2008**
> **Response Letter Dated August 13, 2008**
> **Response Letter Dated October 31, 2008**
> **Response Letter Dated November 12, 2008**
> **File No. 000-31100**

Dear Mr. Weber:

     We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2008, as Furnished With Your Response Letter Dated October 31, 2008

Item 8 – Financial Information

Changes in Previously-Issued Financial Statements and Report of Independent Registered Chartered Accountants

1.   To the extent you have restated previously reported amounts in accordance with paragraph 2.h of FAS 154, particularly in regard to your application of EITF 04-2, please clearly label the amounts as "restated", including amounts in your footnote reconciliation between Canadian GAAP and US GAAP. Pleas also include disclosure that enables the reader to determine the amounts by which the financial statements have been restated. Refer to paragraph 26 of FAS 154. In your response to this comment, please provide us with a sample of your expanded disclosure.

Statement of Cash Flows

2.   In response to our prior comment number three, please call us at your earliest convenience to further discuss this matter.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief